UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GRUPO SIMEC, S.A.B. de C.V.

Full Name of Registrant

Former Name if Applicable

Calzada Lazaro Cardenas 601

Address of Principal Executive Office (Street and Number)

Colonia La Nogalera, Guadalajara,
Jalisco, Mexico 44440

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grupo Simec S.A.B. de C.V. (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Form 20-F”) by the prescribed due date.

The Company is currently working with its auditors and advisors to assess the adequacy of its internal controls and to develop and implement an appropriate remediation plan. This work will not be complete before June 30, 2010, resulting in the Company’s inability to file by the prescribed due date.

The Company intends to file its Form 20-F with the Securities and Exchange Commission as promptly as practicable.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 20-F. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 20-F. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adolfo Luna Luna	(52-33)	3770-6700

(Name)	(County and Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

GRUPO SIMEC, S.A.B. de C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2010	By	/s/ Adolfo Luna Luna
Name: Adolfo Luna Luna
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GRUPO SIMEC, S.A.B. de C.V.

Attachment 1 to Form 12b-25

     Results of operations in 2009 suffered a significant decrease compared to 2008, mainly due to the sharp reduction in economic activity and consumer demand in general, and in the construction, appliance, and automotive industries in particular, in North America starting in the fourth quarter of 2008, which had a significant negative impact on the demand and price levels for all steel products. In 2009, our sales dropped 71% in the U.S. and Canada and our average sale price decreased 22%.

     In addition, on May 30, 2008, we acquired all the capital stock of Corporación Aceros DM, S. A. de C. V. and certain affiliated companies (Grupo San) for a total cost of approximately Ps. 8,730 million (US$844 million dollars). In 2009, we recognized an impairment of Ps. 2,368 million, which diminished the value of the goodwill of Grupo San and trademark San 42 by Ps. 2,352 million and Ps. 16 million, respectively.

     Finally, in 2009, we recorded an income tax of Ps. 2,045 million, mainly attributable to the cancellation of a non-taxable liability and amortization of losses.